EXHIBIT 12.1

DiamondRock Hospitality Company Computation of Ratios of Earnings to Fixed Charges and Preferred Stock Dividends(in thousands, except ratio amounts)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Income (Loss) from Continuing Operations Before Income Taxes	$169,013	$22,715	$(24,868)	$(6,917)	$(9,813)
Fixed Charges	62,715	62,850	61,292	61,151	49,777
Amortization of Capitalized Interest	70	70	70	111	175
Capitalized Interest	(914)	(1,516)	(1,164)	(1,527)	(112)
Earnings	$230,884	$84,119	$35,330	$52,818	$40,027

Fixed Charges:
Interest Expense and Amortization of Deferred Financing Costs	$58,278	$57,279	$56,068	$55,507	$45,524
Portion of Rent Related to Interest	3,523	4,055	4,060	4,117	4,141
Capitalized Interest	914	1,516	1,164	1,527	112
Fixed Charges	62,715	62,850	61,292	61,151	49,777
Preferred Stock Dividends	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$62,715	$62,850	$61,292	$61,151	$49,777
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.68	1.34
Deficiency of Earnings to Fixed Charges and Preferred Stock Dividends	$—	$—	$(25,962)	$(8,333)	$(9,750)